UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

THIRD QUARTER 2025 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com kofmxinves@kof.com

Mexico City, October 24, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2025.

THIRD QUARTER HIGHLIGHTS

•	Volume declined 0.6%.
•	Revenue increased 3.3%, on a currency neutral basis revenue grew 4.7%.
•	Operating income increased 6.8%; on a currency neutral basis operating income increased 7.0%.
•	Majority net income increased 0.7%.
•	Earnings per share[1] were Ps. 0.35 (Earnings per unit were Ps. 2.81 and per ADS were Ps. 28.07.).
•	Now more than 60% of our total client base are digital monthly active buyers.

FIRST NINE MONTHS HIGHLIGHTS

•	Volume declined 2.8%.
•	Revenue increased 5.0%, on a currency neutral basis revenue grew 5.7%.
•	Operating income increased 4.3%, on a currency neutral basis operating income grew 2.9%.
•	Majority net income decreased 0.6%.
•	Earnings per share[1] were Ps. 0.97 (Earnings per unit were Ps. 7.78 and per ADS were Ps. 77.80.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q25	YTD 2025	3Q25	YTD 2025	3Q25	YTD 2025	3Q25	YTD 2025
As Reported	Consolidated	3.3%	5.0%	0.9%	4.3%	6.8%	4.3%	0.7%	(0.6%)
	Mexico & Central America	(0.2%)	1.6%	(2.6%)	(0.1%)	1.1%	(3.4%)
	South America	8.7%	10.4%	7.2%	12.5%	19.7%	22.3%

Comparable (2)	Consolidated	4.7%	5.7%	2.0%	4.6%	7.0%	2.9%
	Mexico & Central America	(0.2%)	(0.5%)	(2.5%)	(2.1%)	1.2%	(5.5%)
	South America	12.5%	16.4%	10.4%	18.1%	20.4%	23.1%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“During the third quarter, we delivered gradual sequential improvements in our results amid a challenging environment. Total volume declined slightly, driven mainly by Mexico as we navigated a softer macro environment that continues to weigh on consumption. On the other hand, South America delivered a resilient performance with volume growth across most of our territories, demonstrating the adaptability of our business across regions.

In terms of profitability, we protected our margins mainly due to the implementation of mitigation actions to adapt to the environment, controlling expenses and generating efficiencies, recognizing a more difficult than expected 2025.

As we look beyond this year, we will leverage Coca-Cola FEMSA’s ability to adapt to challenging operating conditions including the impact of the beverage excise tax increase in Mexico. We are confident that focusing on our sustainable growth model, combined with short-term revenue growth management and affordability initiatives, productivity and cost control measures and a revised CAPEX investment level, is the best way to navigate these conditions while generating value for our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q25 Results	Page 2 of 17
October 24, 2025

RECENT DEVELOPMENTS

•	The Company is saddened by the recent passing of Ricardo Guajardo Touché, a distinguished member of our Board of Directors and a valued part of the Coca-Cola FEMSA family. Mr. Guajardo served for years as a trusted voice on our Board. His leadership, wisdom, and unwavering commitment were instrumental in guiding Coca-Cola FEMSA through key moments of growth and transformation.

•	Coca-Cola FEMSA extends its condolences and support to our teams’, their families, and all the communities affected by the floods occurred during the month of October in central and Northeast Mexico. In line with our principles and protocols, the Company has mobilized efforts to support the communities, and aid in the recovery of the region. As part of this, the Company coordinated with local authorities to provide humanitarian relief, including donations of water, food, and essential supplies to the most impacted areas. These efforts underscore the Company’s dedication to supporting the broader community, including support to our own employees and their families. Coca-Cola FEMSA remains committed to long-term recovery and resilience in the region.

•	Coca-Cola FEMSA was assessed in S&P Global’s 2025 Corporate Sustainability Assessment (CSA), achieving a score of 79/100 — an increase of 9 points compared to the previous year. This progress reflects our resilience and commitment to continuous improvement, reaffirming our leadership in sustainability across Latin America and the beverage industry.

•	On October 15, 2025, Coca-Cola FEMSA paid the third installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

•	On October 16, the Mexican House of Representatives approved the Federal Revenue Law proposed by the Executive Branch, which includes an increase in the excise tax on sugar-sweetened beverages from Ps. 1.64 to Ps. 3.08 per liter, as well as the introduction of a new excise tax of Ps. 1.5 per liter on beverages sweetened with non-caloric sweeteners. This legislation is currently pending approval by the Mexican Senate.

In response, the Coca-Cola System in Mexico has proactively engaged with local authorities to discuss the proposed tax measures. We reaffirm our commitment to promoting calorie reduction, encouraging the consumption of low- and non-caloric products, in line with our strategic priorities, and upholding responsible marketing practices, while maintaining an open and constructive dialogue with authorities on this important matter.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q25 Results	Page 3 of 17
October 24, 2025

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	71,884	69,601	3.3%	4.7%
Gross profit	32,391	32,094	0.9%	2.0%
Operating income	10,291	9,638	6.8%	7.0%
Adj. EBITDA (2)	14,449	14,001	3.2%	4.0%

Volume decreased 0.6% to 1,035.0 million unit cases, driven mainly by volume declines in Mexico and Panama. These declines were partially offset by volume increases in Brazil, Colombia, Argentina, Guatemala, Costa Rica and Nicaragua.

Total revenues increased 3.3% to Ps. 71,884 million. This increase was driven mainly by revenue management initiatives, partially offset by a slight volume decline, promotional activity and the unfavorable translation effect driven mainly by the depreciation of the Argentine peso and most of our operating currencies in Central America into Mexican Pesos. Excluding currency translation effects, total revenues increased 4.7%.

Gross profit increased 0.9% to Ps. 32,391 million, and gross margin contracted 100 basis points to 45.1%. This contraction was driven mainly by unfavorable mix, promotional activity and fixed costs such as labor and depreciation, coupled with lower operating leverage. These effects were partially offset by lower sweetener and PET costs coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 2.0%.

Operating income increased 6.8% to Ps. 10,291 million, and operating margin expanded 50 basis points to 14.3%. This margin expansion was driven mainly by expense efficiencies such as freight and marketing across our operations, coupled with an operative foreign exchange gain of Ps. 158 million as compared to a loss of Ps. 348 million during the same period of the previous year. In addition, this quarter we recognized one-time income of Ps. 218 million, net of expenses, related to insurance claims from the floods that impacted Brazil, in May 2024. These effects were partially offset by higher expenses such as labor and IT, coupled with an increase in depreciation. Excluding currency translation effects, operating income increased 7.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results	Page 4 of 17
October 24, 2025

Comprehensive financing result recorded an expense of Ps. 1,290 million, compared to an expense of Ps. 823 million in the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 1,322 million as compared to Ps. 1,059 million in the same period of the previous year driven by a reduction interest income due to lower cash position and interest rates in Mexico and Argentina.

In addition, we recognized a foreign exchange loss of Ps. 65 million in the third quarter of 2025 as compared to a gain of Ps. 49 million in the same period of the previous year. The loss this year was driven mainly by the quarterly appreciation of the Mexican Peso and Brazilian Real as applied to our U.S. dollar-denominated net debt position.

In addition, we recorded a loss in financial instruments of Ps. 39 million, as compared to a gain of Ps. 86 million recorded in the same period of the previous year, driven mainly higher interest rates in Brazil.

These effects were partially offset by higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 136 million as compared to a gain of Ps. 100 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 30.9% as compared to 31.5% during the same period of 2024. This decrease was driven mainly by deferred taxes recognized in the same period of the previous year, partially offset by non-creditable taxes in Mexico and non-recurring effects from previous fiscal years.

Net income attributable to equity holders of the company increased 0.7% to reach Ps. 5,898 million. This increase was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.81 and per ADS were Ps. 28.07.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q25 Results	Page 5 of 17
October 24, 2025

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2025	YTD 2024	Δ%	Δ%
Total revenues	213,984	203,873	5.0%	5.7%
Gross profit	96,850	92,886	4.3%	4.6%
Operating income	29,234	28,037	4.3%	2.9%
Adj. EBITDA (2)	40,939	40,044	2.2%	2.6%

Volume decreased 2.8% to 3,056.8 million unit cases, driven mainly by volume declines in Mexico, Colombia and Panama. These declines were partially offset by increases in Brazil, Guatemala, Argentina, Uruguay, and Nicaragua.

Total revenues increased 5.0% to Ps. 213,984 million. This increase was driven mainly by revenue management initiatives, partially offset by volume decline and the unfavorable translation effect from the Argentine Peso into Mexican pesos. Excluding currency translation effects, total revenues increased 5.7%.

Gross profit increased 4.3% to Ps. 96,850 million, and gross margin contracted 30 basis points to 45.3%. This contraction was driven mainly by higher fixed costs, such as labor and maintance, coupled with the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and top-line growth. Excluding currency translation effects, gross profit increased 4.6%.

Operating income increased 4.3% to Ps. 29,234 million, and operating margin contracted 10 basis points to 13.7%. This margin contraction was driven mainly by lower operating leverage, driven by an increase in expenses such as labor, maintenance, and depreciation. In addition, we recognized insurance claims in Mexico and Brazil. These effects were partially offset by lower freight expenses and an operative foreign exchange gain of Ps. 515 million as compared to a loss of Ps. 740 million during the same period of the previous year. Excluding currency translation effects, operating income increased 2.9%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results	Page 6 of 17
October 24, 2025

Comprehensive financing result recorded an expense of Ps. 3,588 million, compared to an expense of Ps. 2,918 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 4,049 million as compared to Ps. 3,415 million in the same period of the previous year as a result of higher interest expense mainly driven by our U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Argentina and Colombia. Additionally, we recorded a reduction in our interest income driven by lower interest income due to lower notional and interest rates in Mexico and Argentina.

Moreover, we recognized a foreign exchange loss of Ps. 62 million as compared to a gain of Ps. 249 million in the same period of the previous year, the gain in the previous year was driven mainly by the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position during the same period of the previous year.

These effects were partially offset by a higher gain in financial instruments of Ps. 249 million as compared to a gain of Ps. 101 million in the same period of the previous year, resulting from the valuation of short-to-mature financial instruments in Brazil.

Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 275 million as compared to a gain of Ps. 147 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 33.4% as compared to 32.5% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 16,343 million as compared to Ps 16,445 million during the same period of the previous year. This decrease was driven mainly by a higher comprehensive financing result coupled with an increase in income taxes that were partially offset by an increase in our operating income. Earnings per share1 were Ps. 0.97 (Earnings per unit were Ps. 7.78 and per ADS were Ps. 77.80.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q25 Results	Page 7 of 17
October 24, 2025

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico,Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	42,467	42,546	(0.2%)	(0.2%)
Gross profit	20,163	20,691	(2.6%)	(2.5%)
Operating income	6,787	6,711	1.1%	1.2%
Adj. EBITDA (2)	9,280	9,411	(1.4%)	(1.4%)

Volume declined 2.7%, driven by volume decreases in Mexico and Panama that were partially offset by volume growth in Guatemala, Nicaragua, and Costa Rica. This volume decline was driven mainly by unfavorable weather conditions and a softer macroeconomic environment.

Total revenues decreased 0.2% to Ps. 42,467 million. This performance was driven mainly by volume decline, promotional activity and unfavorable mix effects which were partially offset by revenue management initiatives. Excluding currency translation effects, total revenues decreased 0.2%.

Gross profit decreased 2.6% to Ps. 20,163 million, and gross margin contracted 110 basis points to 47.5%. This margin contraction was driven mainly by unfavorable mix effects and promotional activity, lower operating leverage, and higher fixed costs such as labor. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit decreased 2.5%.

Operating income increased 1.1% to Ps. 6,787 million, and operating margin expanded 20 basis points to 16.0%. This margin expansion was driven mainly by a decrease in operating expenses such as freight coupled with an operative foreign exchange gain as compared to a loss during the same period of the previous year. These effects were partially offset by lower operating leverage, an increase in expenses such as labor and IT. Excluding currency translation effects, operating income increased 1.2%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)                      Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results	Page 8 of 17
October 24, 2025

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	29,416	27,056	8.7%	12.5%
Gross profit	12,228	11,403	7.2%	10.4%
Operating income	3,505	2,927	19.7%	20.4%
Adj. EBITDA (2)	5,169	4,590	12.6%	15.4%

Volume increased 2.6% to 423.0 million unit cases, driven mainly by volume growth in Brazil, Colombia, and Argentina, coupled with flattish performance in Uruguay.

Total revenues increased 8.7% to Ps. 29,416 million. This increase was driven mainly by revenue management initiatives and favorable mix effects, offsetting unfavorable currency translation driven by the depreciation of the Argentine Peso into Mexican Pesos. Excluding currency translation effects, total revenues increased 12.5%.

Gross profit increased 7.2% to Ps. 12,228 million, and gross margin contracted 50 basis points to 41.6%. This contraction was driven mainly by fixed costs such as labor, restructuring and maintenance. These effects were partially offset by top-line growth. Excluding currency translation effects, gross profit increased 10.4%.

Operating income increased 19.7% to Ps. 3,505 million, resulting in an operating margin expansion of 110 basis points to 11.9%. This increase was driven mainly by gross profit growth, coupled with expense efficiencies such as freight, marketing and the recognition of a one-time income, net of expenses, of Ps. 218 million related to insurance claims from the floods that impacted Brazil in May 2024. These effects were partially offset by higher expenses such as IT, depreciation and maintenance. Excluding currency translation effects, operating income increased 20.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)                      Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results	Page 9 of 17
October 24, 2025

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine Peso and most of the operating currencies in Central America relative to the Mexican peso in the third quarter of 2025, as compared to the same period of 2024, we had a marginal unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 3Q25 Results	Page 10 of 17
October 24, 2025

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q25 Results	Page 11 of 17
October 24, 2025

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the first Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,192.7		6,153.2		0.6%	0.6%	18,246.4		18,484.0		-1.3%	-1.3%
Volume (million unit cases)	1,035.0		1,041.1		-0.6%	-0.6%	3,056.8		3,145.6		-2.8%	-2.8%
Average price per unit case	67.31		64.93		3.7%		67.99		63.00		7.9%
Net revenues	71,685		69,399		3.3%		213,642		203,342		5.1%
Other operating revenues	199		203		-1.7%		342		532		-35.7%
Total revenues (2)	71,884	100.0%	69,601	100.0%	3.3%	4.7%	213,984	100.0%	203,873	100.0%	5.0%	5.7%
Cost of goods sold	39,493	54.9%	37,507	53.9%	5.3%		117,134	54.7%	110,987	54.4%	5.5%
Gross profit	32,391	45.1%	32,094	46.1%	0.9%	2.0%	96,850	45.3%	92,886	45.6%	4.3%	4.6%
Operating expenses	22,356	31.1%	22,425	32.2%	-0.3%		68,172	31.9%	64,076	31.4%	6.4%
Other operative expenses, net	(159)	-0.2%	76	0.1%	NA		(269)	-0.1%	940	0.5%	NA
Operative equity method (gain) loss in associates(3)	(97)	-0.1%	(45)	-0.1%	116.3%		(287)	-0.1%	(166)	-0.1%	72.3%
Operating income (5)	10,291	14.3%	9,638	13.8%	6.8%	7.0%	29,234	13.7%	28,037	13.8%	4.3%	2.9%
Other non operative expenses, net	180	0.3%	94	0.1%	92.8%		305	0.1%	67	0.0%	357.6%
Non Operative equity method (gain) loss in associates (4)	(13)	0.0%	(133)	-0.2%	-90.1%		(144)	-0.1%	(75)	0.0%	92.2%
Interest expense	1,942		1,909		1.7%		5,879		5,580		5.4%
Interest income	620		850		-27.1%		1,830		2,165		-15.5%
Interest expense, net	1,322		1,059		24.9%		4,049		3,415		18.6%
Foreign exchange loss (gain)	65		(49)		NA		62		(249)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(136)		(100)		36.1%		(275)		(147)		86.2%
Market value (gain) loss on financial instruments	39		(86)		NA		(249)		(101)		147.3%
Comprehensive financing result	1,290		823		56.6%		3,588		2,918		23.0%
Income before taxes	8,835		8,854		-0.2%		25,484		25,127		1.4%
Income taxes	2,698		2,731		-1.2%		8,359		8,074		3.5%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,137		6,123		0.2%		17,126		17,052		0.4%
Net income attributable to equity holders of the company	5,898	8.2%	5,858	8.4%	0.7%	1.0%	16,343	7.6%	16,445	8.1%	-0.6%	-3.4%
Non-controlling interest	239	0.3%	265	0.4%	-9.5%		782	0.4%	607	0.3%	28.9%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	10,291	14.3%	9,638	13.8%	6.8%	7.0%	29,234	13.7%	28,037	13.8%	4.3%	2.9%
Depreciation	3,215		2,858		12.5%		9,445		8,110		16.5%
Amortization and other operative non-cash charges	943		1,504		-37.3%		2,260		3,897		-42.0%
Adj. EBITDA (5)(6)	14,449	20.1%	14,001	20.1%	3.2%	4.0%	40,939	19.1%	40,044	19.6%	2.2%	2.6%
CAPEX(8)	7,669		6,945		10.4%		17,301		15,638		10.6%

(1)                      Except volume and average price per unit case figures.

(2)                      Please refer to page 15 and 16 for revenue breakdown.

(3)                      Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)                      Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)                      The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)                      Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)                      Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)                      As of September 30, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 15,662 million.

Coca-Cola FEMSA Reports 3Q25 Results	Page 12 of 17
October 24, 2025

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,162.9		3,250.4		-2.7%	-2.7%	9,345.7		9,834.9		-5.0%	-5.0%
Volume (million unit cases)	612.1		629.0		-2.7%	-2.7%	1,802.2		1,904.5		-5.4%	-5.4%
Average price per unit case	68.63		67.16		2.2%		70.02		65.50		6.9%
Net revenues	42,450		42,533				127,409		125,455
Other operating revenues	18		13				33		1
Total Revenues (2)	42,467	100.0%	42,546	100.0%	-0.2%	-0.2%	127,442	100.0%	125,456	100.0%	1.6%	-0.5%
Cost of goods sold	22,304	52.5%	21,855	51.4%			66,990	52.6%	64,930	51.8%
Gross profit	20,163	47.5%	20,691	48.6%	-2.6%	-2.5%	60,452	47.4%	60,526	48.2%	-0.1%	-2.1%
Operating expenses	13,378	31.5%	13,971	32.8%			41,711	32.7%	40,325	32.1%
Other operative expenses, net	50	0.1%	36	0.1%			(113)	-0.1%	633	0.5%
Operative equity method (gain) loss in associates (3)	(52)	-0.1%	(27)	-0.1%			(162)	-0.1%	(115)	-0.1%
Operating income (4)	6,787	16.0%	6,711	15.8%	1.1%	1.2%	19,016	14.9%	19,683	15.7%	-3.4%	-5.5%
Depreciation, amortization & other operating non-cash charges	2,493	5.9%	2,700	6.3%			7,098	5.6%	7,354	5.9%
Adj. EBITDA (4)(5)	9,280	21.9%	9,411	22.1%	-1.4%	-1.4%	26,114	20.5%	27,037	21.6%	-3.4%	-5.5%

(1)                      Except volume and average price per unit case figures.

(2)                      Please refer to page 15 and 16 for revenue breakdown.

(3)                      Includes equity method in Jugos del Valle, among others.

(4)                      The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)                      Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)                      Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,029.9		2,902.7		4.4%	4.4%	8,900.7		8,649.1		2.9%	2.9%
Volume (million unit cases)	423.0		412.1		2.6%	2.6%	1,254.6		1,241.1		1.1%	1.1%
Average price per unit case	65.39		61.52		6.3%		65.08		59.16		10.0%
Net revenues	29,235		26,865				86,233		77,886
Other operating revenues	182		190				309		531
Total Revenues (2)	29,416	100.0%	27,056	100.0%	8.7%	12.5%	86,542	100.0%	78,417	100.0%	10.4%	16.4%
Cost of goods sold	17,188	58.4%	15,652	57.9%			50,144	57.9%	46,057	58.7%
Gross profit	12,228	41.6%	11,403	42.1%	7.2%	10.4%	36,398	42.1%	32,360	41.3%	12.5%	18.1%
Operating expenses	8,978	30.5%	8,454	31.2%			26,460	30.6%	23,751	30.3%
Other operative expenses, net	(209)	-0.7%	40	0.1%			(156)	-0.2%	307	0.4%
Operative equity method (gain) loss in associates (3)	(45)	-0.2%	(18)	-0.1%			(125)	-0.1%	(52)	-0.1%
Operating income (4)	3,505	11.9%	2,927	10.8%	19.7%	20.4%	10,218	11.8%	8,354	10.7%	22.3%	23.1%
Depreciation, amortization & other operating non-cash charges	1,664	5.7%	1,663	6.1%			4,607	5.3%	4,653	5.9%
Adj. EBITDA (4)(5)	5,169	17.6%	4,590	17.0%	12.6%	15.4%	14,825	17.1%	13,007	16.6%	14.0%	20.6%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q25 Results	Page 13 of 17
October 24, 2025

CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-25	Dec-24	% Var.	Liabilities & Equity	Sep-25	Dec-24	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,630	3,314	10%
	34,893	32,779	6%	Suppliers	31,216	33,773	-8%
Total accounts receivable	17,330	18,620	-7%	Short-term leasing Liabilities	857	889	-4%
Inventories	13,909	14,059	-1%	Other current liabilities	34,635	29,195	19%
Other current assets	10,995	9,675	14%	Total current liabilities	70,339	67,171	5%
Total current assets	77,127	75,132	3%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	74,022	70,383	5%
Property, plant and equipment	170,330	161,785	5%	Long Term Leasing Liabilities	2,007	2,295	-13%
Accumulated depreciation	(64,645)	(62,404)	4%	Other long-term liabilities	19,492	17,595	11%
Total property, plant and equipment, net	105,685	99,381	6%	Total liabilities	165,861	157,445	5%
Right of use assets	2,569	2,989	-14%	Equity	-	-
Investment in shares	10,812	10,233	6%	Non-controlling interest	8,045	7,113	13%
Intangible assets and other assets	103,231	101,876	1%	Total controlling interest	141,368	143,428	-1%
Other non-current assets	15,849	18,375	-14%	Total equity	149,413	150,542	-1%
Total Assets	315,274	307,986	2%	Total Liabilities and Equity	315,274	307,986	2%

Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.8%	1.7%	8.5%
U.S. Dollars	24.2%	23.2%	4.5%
Colombian Pesos	3.0%	42.9%	8.6%
Brazilian Reals	18.4%	13.1%	10.9%
Argentine Pesos	0.6%	0.0%	37.4%
Total Debt	100%	14.8%	8.0%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

Financial Ratios	3Q 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	43,947	38,329	14.7%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.77	0.68
Adj. EBITDA/ Interest expense, net (1)	10.11	12.51
Capitalization (2)	34.8%	33.3%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 3Q25 Results	Page 14 of 17
October 24, 2025

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2025					3Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	352.3	31.7	92.8	40.4	517.2	373.1	31.7	92.3	39.9	537.0	-3.7%
Guatemala	45.5	2.3	0.8	2.2	50.8	44.4	2.5	-	2.3	49.2	3.2%
CAM South	36.1	2.2	0.2	5.7	44.1	35.0	1.3	0.9	5.5	42.8	2.9%
Mexico and Central America	434.0	36.2	93.7	48.2	612.1	452.6	35.4	93.3	47.8	629.0	-2.7%
Colombia	68.6	10.6	3.8	7.0	90.0	66.0	10.5	3.9	7.1	87.4	2.9%
Brazil (3)	232.2	19.8	2.3	24.9	279.2	227.5	19.1	2.2	23.2	272.0	2.6%
Argentina	30.7	5.7	1.6	4.2	42.1	31.1	5.0	1.5	3.3	40.9	2.9%
Uruguay	9.3	1.6	-	0.8	11.7	9.4	1.5	-	0.7	11.7	0.2%
South America	340.8	37.7	7.7	36.8	423.0	334.0	36.1	7.6	34.4	412.1	2.6%
TOTAL	774.7	73.9	101.4	85.0	1,035.0	786.5	71.5	100.9	82.2	1,041.1	-0.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2025					3Q 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,926.0	229.6		278.5	2,434.1	2,036.8	223.2		279.2	2,539.2	-4.1%
Guatemala	345.6	22.1		23.0	390.6	339.1	16.3		24.9	380.3	2.7%
CAM South	267.9	14.0		56.2	338.1	261.5	13.4		55.9	330.8	2.2%
Mexico and Central America	2,539.5	265.6		357.7	3,162.9	2,637.4	253.0		360.0	3,250.4	-2.7%
Colombia	510.2	106.7		53.6	670.5	485.7	106.8		55.2	647.7	3.5%
Brazil (3)	1,615.8	172.5		286.6	2,074.9	1,547.5	168.4		266.1	1,982.0	4.7%
Argentina	159.5	32.9		34.1	226.5	158.8	30.1		27.8	216.8	4.5%
Uruguay	45.8	6.0		6.2	58.0	44.6	5.9		5.8	56.3	3.1%
South America	2,331.3	318.2		380.4	3,029.9	2,236.6	311.2		355.0	2,902.7	4.4%
TOTAL	4,870.9	583.8		738.2	6,192.8	4,874.0	564.1		715.0	6,153.2	0.6%

Revenues
Expressed in million Mexican Pesos	3Q 2025	3Q 2024	Δ %
Mexico	34,429	34,500	-0.2%
Guatemala	4,115	4,157	-1.0%
CAM South	3,923	3,889	0.9%
Mexico and Central America	42,467	42,546	-0.2%
Colombia	5,798	5,181	11.9%
Brazil (4)	19,792	17,747	11.5%
Argentina	2,542	2,852	-10.9%
Uruguay	1,283	1,275	0.6%
South America	29,416	27,056	8.7%
TOTAL	71,884	69,601	3.3%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,246.1 million for the third quarter of 2025 and Ps. 1,175.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q25 Results	Page 15 of 17
October 24, 2025

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2025					YTD 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,019.9	99.9	278.3	122.4	1,520.5	1,107.9	107.0	290.3	121.7	1,626.8	-6.5%
Guatemala	133.6	6.4	2.3	6.5	148.8	130.8	7.6	-	7.1	145.5	2.3%
CAM South	108.8	6.6	0.5	17.0	132.9	108.0	4.4	2.9	16.7	132.1	0.6%
Mexico and Central America	1,262.3	112.9	281.1	145.8	1,802.2	1,346.8	119.0	293.2	145.5	1,904.5	-5.4%
Colombia	193.7	30.0	10.8	19.1	253.7	196.5	30.4	12.0	21.8	260.7	-2.7%
Brazil (3)	697.8	61.6	6.9	73.5	839.9	691.6	58.7	7.4	72.0	829.7	1.2%
Argentina	91.2	16.9	4.3	12.3	124.7	87.3	14.3	5.2	8.9	115.7	7.8%
Uruguay	28.4	5.4	-	2.4	36.3	28.1	4.8	-	2.0	35.0	3.7%
South America	1,011.1	113.9	22.1	107.4	1,254.6	1,003.6	108.3	24.5	104.7	1,241.1	1.1%
TOTAL	2,273.4	226.9	303.3	253.3	3,056.8	2,350.3	227.3	317.7	250.2	3,145.6	-2.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2025					YTD 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	5,639.7	712.0		849.9	7,201.5	6,134.4	739.7		853.0	7,727.1	-6.8%
Guatemala	1,004.3	61.3		70.7	1,136.4	981.2	51.1		74.8	1,107.0	2.7%
CAM South	796.5	43.1		168.3	1,007.8	789.0	43.6		168.1	1,000.7	0.7%
Mexico and Central America	7,440.5	816.4		1,088.9	9,345.7	7,904.6	834.4		1,095.9	9,834.8	-5.0%
Colombia	1,426.9	301.6		147.2	1,875.8	1,440.1	311.5		179.5	1,931.1	-2.9%
Brazil (3)	4,792.5	533.4		845.5	6,171.4	4,606.6	511.9		817.9	5,936.4	4.0%
Argentina	471.6	98.7		102.4	672.6	445.5	88.5		76.4	610.4	10.2%
Uruguay	140.5	20.7		19.8	180.9	135.6	18.6		17.0	171.2	5.7%
South America	6,831.5	954.3		1,114.8	8,900.7	6,627.8	930.6		1,090.7	8,649.1	2.9%
TOTAL	14,272.0	1,770.7		2,203.7	18,246.4	14,532.4	1,764.9		2,186.6	18,484.0	-1.3%

Revenues
Expressed in million Mexican Pesos	YTD 2025	YTD 2024	Δ %
Mexico	102,320	102,828	-0.5%
Guatemala	12,746	11,401	11.8%
CAM South	12,376	11,227	10.2%
Mexico and Central America	127,442	125,456	1.6%
Colombia	16,547	14,850	11.4%
Brazil (4)	58,461	52,027	12.4%
Argentina	7,656	8,169	-6.3%
Uruguay	3,878	3,371	15.0%
South America	86,542	78,417	10.4%
TOTAL	213,984	203,873	5.0%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 3,614.5 million for the first nine months of 2025 and Ps. 3,704.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q25 Results	Page 16 of 17
October 24, 2025

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q25	YTD
Mexico	3.74%	0.71%	2.39%
Colombia	5.00%	0.56%	4.43%
Brasil	5.16%	0.30%	3.28%
Argentina	31.34%	5.32%	21.76%
Costa Rica	-1.02%	-0.80%	-1.49%
Panama	-0.37%	-0.60%	0.18%
Guatemala	0.42%	-0.01%	1.00%
Nicaragua	1.36%	0.19%	1.46%
Uruguay	3.93%	-0.37%	2.76%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q25	3Q24	Δ %	YTD 25	YTD 24	Δ %
México	18.65	18.92	-1.5%	19.54	18.30	6.8%
Colombia	4,007.71	4,097.21	-2.2%	4,131.21	4,074.44	1.4%
Brasil	5.45	5.55	-1.8%	5.65	5.39	4.9%
Argentina	1333.04	942.75	41.4%	1180.36	916.29	28.8%
Costa Rica	507.49	525.66	-3.5%	507.98	518.22	-2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.74	-1.0%	7.69	7.76	-0.9%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.09	40.53	-1.1%	41.57	40.21	3.4%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-25	Sep-24	Δ %	Jun-25	Jun-24	Δ %
México	18.38	19.63	-6.4%	18.89	18.38	2.8%
Colombia	3,901.29	4,164.21	-6.3%	4,069.67	4,148.04	-1.9%
Brasil	5.32	5.45	-2.4%	5.46	5.56	-1.8%
Argentina	1,380.00	970.50	42.2%	1,205.00	912.00	32.1%
Costa Rica	506.00	522.87	-3.2%	508.28	528.80	-3.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.72	-0.9%	7.68	7.77	-1.1%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.85	41.64	-4.3%	39.55	39.99	-1.1%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q25 Results	Page 17 of 17
October 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: October 24, 2025